FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO C.F.R. § 200.83

September 17, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Christie Wong and Li Xiao

Re:	Penumbra, Inc. Form 10-K for the Fiscal Year ended December 31, 2023 Form 10-Q for the Fiscal Quarter ended June 30, 2024 Form 8-K filed July 30, 2024 File No. 001-37557

Dear Christie Wong and Li Xiao:

This letter is submitted on behalf of Penumbra, Inc. (the “Company”) in response to the comments of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 5, 2024 (the “Comment Letter”) relating to the above-referenced Form 10-K of the Company, filed on February 22, 2024, Form 10-Q and Form 8-K of the Company, each filed on July 30, 2024.
For ease of review, we have set forth below in italics the comment, as set forth in the Comment Letter, together with the Company’s response thereto.
Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company has requested confidential treatment of portions of the Company’s response to Comment No. 1 and No. 3 below in accordance with Rule 83 (17 C.F.R. § 200.83) of the Rules of Practice of the Commission. The EDGAR submission of this letter omits the portions for which confidential treatment is requested. The location of the information subject to the confidential treatment request is indicated in the EDGAR submission with [*]. A complete paper copy of this letter, including the portions for which confidential treatment is requested, is being provided supplementally to the Staff. The Company respectfully requests that we be notified immediately in accordance with the Company’s confidential treatment request letter submitted supplementally on the date hereof before the Commission permits any disclosure of the omitted confidential information.

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CONFIDENTIAL TREATMENT REQUESTED BY PENUMBRA, INC.

Form 10-Q for Fiscal Quarter Ended June 30, 2024
Note 4. Impairment of Immersive Healthcare Asset Group, page 12
1.We note you reported impairment losses on inventory, finite-lived intangibles, and property and equipment for your Immersive Healthcare business since the company made the strategic decision to explore its alternative avenue during the three months ended June 30, 2024. Please provide us an analysis of your timeline for making these strategic moves and your considerations for meeting the criteria to report your Immersive Healthcare business as held for sale under ASC 360-10-45 as of December 31, 2023 and June 30, 2024. In that regard, we also note that you began to classify your end markets based on the type of procedure being performed, and therefore divided Immersive Healthcare as a separate market/business beginning with the three months ended December 31, 2023.
Response 1:
We acknowledge the Staff’s comment to provide an analysis of the timeline which led to the decision to explore alternative avenues for our Immersive Healthcare (“IH”) business and our considerations of whether the IH business should be reported as held for sale under ASC 360-10-45 as of December 31, 2023 or June 30, 2024.

During the second quarter of 2024, the Company received feedback from a key customer. These conversations in the second quarter of 2024, and not earlier, underscored that a pathway to grow the IH business would divert our focus from helping as many patients in our core interventional business (consisting of our thrombectomy and embolization and access businesses, excluding the IH business) and Computer Assisted Vacuum Thrombectomy (“CAVT”) technology. As such, management contacted a third-party advisor to explore external interest in the IH business during the second quarter of 2024. The advisor approached several companies, but the process did not identify a suitable buyer, and feedback was provided in June 2024 that while the technology was viable, the go-to-market strategy would need to change. The Company considered whether this exploratory search to gauge external interest triggered asset held for sale accounting under ASC 360-10-45, noting that such classification requires all six criteria listed under ASC 360-10-45-9 to be met. The Company concluded that it did not meet all of the criteria required to classify its IH business as held for sale per ASC 360-10-45-9. For example, at least the following criteria were not met as of June 30, 2024 (or in prior periods):

Criterion	Company Assessment
ASC 360-10-45-9(a): Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).
Assessment: The Company would be required to receive approval from its Board of Directors in order to sell the IH business. Management has the autonomy to explore market interest from prospective buyers and engaged a third party advisor in the second quarter of 2024, however this action did not require, nor was presented to, the Board of Directors for approval. If a suitable buyer was identified in this process, the Company would have been required to obtain approval from its Board of Directors in order to sell the IH business. As a result, the Company lacked the formal approval required to commit to a plan to sell. The Company concluded that this criterion was not met as of June 30, 2024 (or in prior periods).

CONFIDENTIAL TREATMENT REQUESTED BY PENUMBRA, INC.

Criterion	Company Assessment
ASC 360-10-45-9(d): The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 360-10-45-11. (See Example 8 [paragraph 360-10-55-43], which illustrates when that criterion would be met.) The term probable refers to a future sale that is likely to occur.

Assessment: Based on the feedback provided in June 2024 from our third party advisor that no buyers for the IH business were identified, the Company concluded that it was not “probable” that a sale would be completed within one year as required by ASC 360-10-45-9(d). Additionally, the Company began assessing its strategic alternatives for the IH business during the second quarter of 2024, but had not reached a definitive conclusion whether it would continue to develop, sell or otherwise dispose of the IH business (as discussed below). As such, the Company concluded that this criterion was not met as of June 30, 2024 (or in prior periods).

After taking into consideration the feedback received from our advisor in June 2024 about the IH business, the Company began evaluating three potential courses of action: (1) increase its time and focus to develop the market for the IH business, (2) continue to search for a buyer and try to sell the business, or (3) otherwise dispose of the IH business (i.e., wind-down the business) to prioritize its investment in its core interventional business. Although no definitive decision about the future of the IH business was reached as of the filing date of the Company’s Form 10-Q for the fiscal quarter ended June 30, 2024, the Company concluded that it was more likely than not that the IH business would be sold or otherwise disposed of significantly before the end of the previously estimated useful lives of the long-lived assets that support the business (the “IH asset group”). As such, the Company determined that a triggering event had occurred and tested the long-lived asset group for impairment as a held and used asset group in accordance with ASC 360-10-35-21 (f). The Company performed a probability-weighted estimation of future cash flows for its IH asset group and determined the asset group was not recoverable. In the third fiscal quarter of 2024 and subsequent to filing the Company’s Form 10-Q for the second fiscal quarter of 2024, the Company made the decision to dispose of the IH business and filed a Worker Adjustment and Retraining Notification Act (“WARN Act”) notice with the California Employment Development Department on August 20, 2024. This filing supports the Company’s probability-weighted approach utilized in its impairment assessment with respect to the second quarter of 2024 and the weighting placed on the potential outcome that the IH business would be disposed of significantly before the end of the previously estimated useful lives of the IH asset group.

In the periods prior to the quarter ending June 30, 2024, the Company expected to continue to develop and pursue this line of business, and accordingly, the IH business did not meet any of the required criteria for asset held for sale accounting under ASC 360-10-45-9 nor have a triggering event for which to assess impairment.

We also acknowledge the Staff’s comment regarding the change made during the fourth fiscal quarter of 2023 to realign our end markets and present our product revenue categories based on the type of medical procedures being performed. The Company made this change to provide investors with more meaningful information to understand the performance of its normal operations (the core interventional business which excludes the IH business) and strategic initiatives, in particular as we continue to develop and introduce our CAVT technology into products used in thrombectomy procedures. The Company respectfully advises the Staff that its IH business has operated as an immaterial component of the consolidated Company since its inception, representing less than [*]% and [*]% of consolidated revenue and consolidated cost of revenue, respectively, in 2023, as its market was an undeveloped field within healthcare. The IH business has been discussed as a separate market in the Company’s Annual Reports on Form 10-K beginning with the fiscal year ended December 31, 2021, as it addresses clinical needs that include immersive applications for patients undergoing rehabilitation related to diseases, injuries, or illnesses, as well as applications designed to address mental well-being and cognition, which differ from the clinical applications addressed by the Company’s core interventional products.

CONFIDENTIAL TREATMENT REQUESTED BY PENUMBRA, INC.

Form 8-K filed July 30, 2024
Exhibit 99.1, page 1
2.Within the header of your earnings release you discussed the non-GAAP measures Adjusted EBITDA and adjusted EBITDA margin without also discussing the most comparable GAAP measure of net (loss) income and net (loss) income margin. Please revise your header and presentations in future filings accordingly to comply with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Division's Compliance & Disclosure Interpretations (“C&DIs”) on Non-GAAP Financial Measures.

Response 2:

We respectfully acknowledge the Staff’s Comment and inform the Staff that we will revise our Adjusted EBITDA and adjusted EBITDA margin header and presentation to include the most comparable GAAP measure of net (loss) income and net (loss) income margin in future filings accordingly to comply with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Division's Compliance & Disclosure Interpretations (“C&DIs”) on Non-GAAP Financial Measures. For illustrative purposes, we believe the underlined revisions to our header below is responsive to the Staff’s comment and we will include it in future filings when the non-GAAP measures Adjusted EBITDA and adjusted EBITDA margin are presented or when applicable:

•Net loss of $60.2 million, or net loss margin of (20.1)%, and Adjusted EBITDA of $46.3 million, or adjusted EBITDA margin of 15.5%, in the second quarter of 2024.

3.We note that several of your non-GAAP performance measures include an adjustment of $33.4 million for an inventory write-down of Immersive Healthcare asset group and such charge was recorded as cost of revenue. With reference to ASC 420-10-S99-3, please tell us your consideration of the guidance in Question 100.01 of the Division's Compliance and Disclosure Interpretations (“C&DIs”) on Non-GAAP Financial Measures.

Response 3:

We acknowledge the Staff’s comment and respectfully advise that management believes we complied with ASC 420-10-S99-3. As noted in our response to the Staff’s comment No. 1 above, our IH business did not meet the asset held for sale criteria as of June 30, 2024 (or in prior periods). In addition, while the inventory markdown directly resulted from the Company’s assessment that it was more likely than not that it would sell or dispose of the IH business, we reflected the inventory write-down charge as a component of cost of revenue in the Consolidated Statement of Operations in accordance with ASC 420-10-S99-3.

The Company respectfully believes that its $33.4 million adjustment included in its non-GAAP performance measures for an inventory write-down in its IH asset group meets the requirements of Question 100.01 of the C&DI on Non-GAAP Financial Measures as it does not represent “usual, recurring, non-cash operating costs required to run a registrant’s business.” The Company acknowledges that ASC 420-10-S99-3 states, “…the staff believes that decisions about the timing, method, and pricing of dispositions of inventory generally are considered to be normal, recurring activities integral to the management of the ongoing business.” As a general matter, we have not previously included any adjustments for inventory write-offs related to the normal operations of our business in our non-GAAP financial measures, nor do we plan to do so in the future.

As noted in our response to the Staff’s comment No. 1 above, the Company respectfully advises that its IH business has operated as an immaterial component of the consolidated Company since its inception

CONFIDENTIAL TREATMENT REQUESTED BY PENUMBRA, INC.

that is separate from our normal, recurring, cash operating expenses necessary to operate our core interventional business. As such and when considering the guidance in Question 100.01, the Company deems the inventory write-down charge to be directly associated with its assessment that it was more likely than not that it would sell or dispose of the IH asset group and not a part of the normal operations of our core interventional business. The Company believes non-GAAP financial measures provide management as well as investors with useful information to evaluate the performance of our business, because such measures, when viewed together with our financial results computed in accordance with GAAP, provide a more complete understanding of the factors and trends affecting our historical financial performance and projected future results. The Company believes the inclusion of this one-time charge related to the IH business in its non-GAAP measures would significantly distort the usefulness of non-GAAP gross margin and could lead investors to draw incorrect conclusions about the ongoing profitability of the Company’s normal core interventional operations, in addition to impacting the comparability of these financial metrics in future periods. For instance, the $33.4 million charge reduced GAAP gross margin by over 10% for the three months ended June 30, 2024. This substantial impact starkly contrasts with the immaterial effect the IH business has on our normal operations from our core interventional business in periods without this one-time charge. Historically, the operations of the IH business had no meaningful impact on the Company’s gross margin due to the immaterial nature of the IH business and accordingly do not impact investors’ ability to assess our operating performance. To illustrate the immaterial effect of the IH business on our normal operations, we reported a non-GAAP gross margin of 65.5% for the three months ended June 30, 2024, which includes an adjustment to exclude the $33.4 million inventory write-down (but does not exclude the remaining operations of our IH business during the period). If we excluded the operations of our IH business in their entirety from our consolidated results for the three months ended June 30, 2024, the adjusted gross margin would have only been reduced by an additional [*]% to [*]%. As a result, the Company believes the exclusion of these charges does not result in misleading non-GAAP financial measures and instead provides relevant information to understand and measure the Company’s normal operating performance from its core interventional business.

We appreciate your assistance with this matter. Please do not hesitate to contact me at (510) 748-3200 with any questions or comments regarding this correspondence.

Sincerely,
/s/ Maggie Yuen
Maggie Yuen
Chief Financial Officer

Via EDGAR

CONFIDENTIAL TREATMENT REQUESTED BY PENUMBRA, INC.